Lloyds TSB Group plc

Letter to Shareholders

Notice of General Meeting

TABLE OF CONTENTS

Letter to Shareholders Regarding General Meeting of Lloyds TSB Group plc	1

Notice of General Meeting	2

Head Office 25 Gresham Street London EC2V 7HN Helpline: 0845 600 3579 Sir Victor Blank Chairman 3 November 2008

Dear Shareholder,

General meeting

I am writing to inform you that a general meeting of Lloyds TSB Group plc will be held at the Scottish Exhibition & Conference Centre, Glasgow G3 8YW at 11.00 am on Wednesday 19 November 2008 to consider the proposed acquisition of HBOS plc and certain related matters.

The Lloyds TSB board of directors has long recognised the attractions of a combination of Lloyds TSB and HBOS. The proposed acquisition of HBOS represents a compelling opportunity to accelerate and extend Lloyds TSB’s strategy and create the UK’s leading financial services group. Consequently the board of Lloyds TSB unanimously recommends that you vote in favour of the proposals to be voted on at this general meeting.

The general meeting provides an opportunity for you to exercise your vote in relation to these very important matters and to communicate with the directors and I sincerely hope that you will take this opportunity to do so. However, I appreciate that most shareholders will not be able to attend the meeting and, therefore, I strongly encourage you to exercise your right to vote by appointing a proxy. A form of proxy is enclosed with this document.

Yours faithfully

Sir Victor Blank
Chairman

Lloyds TSB Group plc is registered in Scotland no. 95000 Registered office: Henry Duncan House 120 George Street Edinburgh EH2 4LH

LLOYDS TSB GROUP PLC

NOTICE OF GENERAL MEETING

Notice of General Meeting

A general meeting (the “Meeting”) of Lloyds TSB Group plc (the “Company”) will be held at the Scottish Exhibition and Conference Centre, Glasgow G3 8YW, on 19 November 2008 at 11.00 a.m., for the following purposes:

1.

To resolve as an ordinary resolution that conditional upon the approval of Ordinary Resolution 3 as set out in the notice of this Meeting that:

the proposed acquisition by the Company (or one or more of its subsidiaries) of HBOS plc (“HBOS”) (the “Acquisition”) to be effected pursuant to a scheme of arrangement (the “Scheme”) under sections 895 to 899 of the Companies Act 2006 (the “Act”) or takeover offer (the “Offer”) made by or on behalf of the Company, substantially on the terms and subject to the conditions set out in the circular to shareholders of the Company dated 3 November 2008 (the “Circular”) outlining the Acquisition (a copy of which is produced to the Meeting and signed for identification purposes by the chairman of the Meeting (the “Chairman”)) be approved and the directors of the Company (or any duly constituted committee thereof) (the “Board”) be authorised (1) to take all such steps as the Board considers to be necessary or desirable in connection with, and to implement, the Acquisition (including in respect of options granted in relation to HBOS securities); and (2) to agree such modifications, variations, revisions, waivers, extensions or amendments to any of the terms and conditions of the Acquisition, and/or to any documents relating thereto, as they may in their absolute discretion think fit.

2.

To resolve as an ordinary resolution that: subject to and conditional upon the Acquisition becoming unconditional (save for any conditions relating to (i) the delivery of the order of the Court of Session in Edinburgh confirming the reduction of capital in HBOS to the Registrar of Companies in Scotland (the “Court Sanction”), (ii) registration of such order by the Registrar of Companies in Scotland (“Registration”), and (iii) the admission of the ordinary shares of 25 pence each in the Company to be issued pursuant to the Acquisition becoming effective in accordance with the Listing Rules, or as appropriate, the UK Listing Authority and the London Stock Exchange agreeing to admit such shares to the Official List and to trading on the main market of the London Stock Exchange respectively (“Admission”)), that the waiver granted by the Panel on Takeovers and Mergers as described in the Circular of the obligation that might otherwise arise under Rule 9 of the City Code on Takeovers and Mergers on The Commissioners of Her Majesty’s Treasury or their nominee (“HM Treasury”) to make a general offer to ordinary shareholders for all of the issued ordinary shares in the capital of the Company held by them as a result of the issue to HM Treasury of up to 7,123,501,794 ordinary shares in the Company pursuant to the Placing and Open Offer Agreement (as defined in Ordinary Resolution 2 as set out in the notice of this Meeting), and following completion of the Acquisition, be approved. This represents a maximum of 43.5 per cent. of the shares carrying voting rights in the Company.

3.

To resolve as an ordinary resolution that: subject to and conditional upon (1) the Acquisition becoming unconditional (save for any conditions relating to the Court Sanction, Registration or Admission) and (2) the placing and open offer agreement entered into among the Company, the joint sponsors and HM Treasury and effective as of 13 October 2008 (the “Placing and Open Offer Agreement”) (a copy of which is produced to the Meeting and signed for identification purposes by the Chairman) not having been terminated in accordance with its terms before the delivery of the order of the Court of Session in Edinburgh sanctioning the Scheme:

(A)

the authorised share capital of the Company be increased from an aggregate of £1,791,250,000, US$40,000,000, €40,000,000 and ¥1,250,000,000 to £5,675,477,055, US$40,000,000, €40,000,000 and ¥1,250,000,000 by the creation of 14,911,908,221 new ordinary shares of 25 pence each, such shares forming one class with the then existing ordinary shares and having attached thereto the respective rights and privileges and being subject to the limitations and restrictions set out in the Company’s articles of association (the “Articles”) and the creation of 625,000,000 new preference shares of 25 pence each, such shares having attached thereto the respective rights and privileges and being subject to the limitations and restrictions as may be determined by the Board or otherwise in accordance with article 3.3 of the Articles; and

(B)
the Board be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 (the “1985 Act”) (in substitution for the authority conferred on it on 8 May 2008) to exercise all powers of the Company as set out in article 9.2 of the Articles to allot the new relevant securities created pursuant to part (A) of this Ordinary Resolution 3, as set out in the notice of this Meeting, credited as fully paid, with authority to deal with fractional entitlements arising out of such allotment as it thinks fit and to take all such other steps as it may deem necessary, expedient or appropriate to implement such allotment, and which authority shall expire on the day of the Company’s annual general meeting in 2009 or on 7 August 2009, whichever is the earlier (unless previously revoked or varied by the Company in general meeting) and for such period the relevant section 80 amount (for the purposes of articles 9.2 and 9.5 of the Articles) shall be an aggregate nominal amount of £3,884,227,055, US$39,750,000, €40,000,000 and ¥1,250,000,000 save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by part (B) of this Ordinary Resolution 3 had not expired.

4.

To resolve as an ordinary resolution that conditional upon the passing of Ordinary Resolution 3 as set out in the notice of this Meeting that:

pursuant to article 122 of the Articles, upon the recommendation of the Board an amount out of the sums standing to the credit of any of the Company’s share premium account, capital redemption reserve or other undistributable reserve of up to the maximum amount standing to the credit of such reserves, as the Board may at its discretion determine, be capitalised, being such amount as the Board may determine for the purposes of paying up new ordinary shares and that the Board be authorised to apply such amount in paying up the new ordinary shares and to take all such other steps as it may deem necessary, expedient or appropriate to implement such capitalisation.

5.

To resolve as an ordinary resolution that:

for the purpose of article 76 of the Articles, the ordinary remuneration of the directors of the Company, to be divisible among them shall be a sum not exceeding £1,000,000 in any year.

6.

To resolve as an ordinary resolution that:

subject to and conditional upon the Acquisition becoming unconditional (save for any conditions relating to the Court Sanction, Registration or Admission) the Company is hereby generally and unconditionally authorised for the purpose of section 166 of the 1985 Act to make market purchases (as defined in section 163(3) of the 1985 Act) of (i) the £1,000,000,000 Fixed to Floating Callable Non-Cumulative Preference Shares (the “New Preference Shares”) to be issued by the Company to HM Treasury pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by the Company and HM Treasury and (ii) the preference shares to be issued by the Company in exchange for the £3,000,000,000 Fixed to Floating Callable Non-Cumulative Preference Shares to be issued by HBOS to HM Treasury pursuant to the preference share subscription agreement entered into with effect from 13 October 2008 by HBOS and HM Treasury pursuant to the proposed scheme of arrangement under sections 895 to 899 of the Act between HBOS and relevant classes of holders of preference shares in HBOS (together with the New Preference Shares, the “Preference Shares”) on such terms and in such manner as the Board may from time to time determine provided that:

	(i)	the maximum number of Preference Shares which may be purchased is 4,000,000;

	(ii)	the minimum price which may be paid for each Preference Share is 25 pence (exclusive of expenses);

	(iii)	the maximum price which may be paid for each Preference Share is an amount equal to 120 per cent. of the liquidation preference of the Preference Shares; and

	(iv)	the authority hereby conferred shall expire on the day which is 18 months after the date on which this Ordinary Resolution 6 is passed (except in relation to the purchase of Preference Shares the contracts for which are concluded before such expiry and which are executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

7.

To resolve as a special resolution that: in place of all existing powers, the power conferred on the Board by article 9.3 of the Articles be renewed for the period ending on the day of the Company’s annual general meeting in 2009 or on 7 August 2009, whichever is the earlier, and for that period the relevant section 89 amount (for the purposes of articles 9.3 and 9.5 of the Articles) shall be £205,577,100 if Ordinary Resolution 3 is passed (equivalent to 822,308,400 ordinary shares of 25 pence each in the capital of the Company), or £75,647,511 if Ordinary Resolution 3 is rejected (equivalent to 302,590,044 ordinary shares of 25 pence each in the capital of the Company).

8.

To resolve as a special resolution that: subject to and conditional upon the Acquisition becoming unconditional (save for any conditions relating to the Court Sanction, Registration or Admission), the name of the Company be changed to “Lloyds Banking Group plc”.

Dated: 3 November 2008

Registered Office	By Order of the Board
Henry Duncan House	M.A. Coltman
120 George Street	Company Secretary
Edinburgh
Midlothian EH2 4LH

Notes

(1)

Only shareholders, proxies and authorised representatives of corporations which are shareholders of the Company are entitled to attend and speak at the Meeting and shareholders’ names must be entered in the register of members at 6.00 p.m. on 17 November 2008, so that such shareholders, proxies and authorised representatives of corporations may have the right to vote at the Meeting.

In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that (i) if a corporate shareholder has appointed the Chairman as its corporate representative to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

(2)

Shareholders are invited to complete and return the enclosed form of proxy to the registrar, Equiniti Limited, FREEPOST SEA 7111, Aspect House, Spencer Road, Lancing, West Sussex BN99 6US or register their appointment of proxy electronically on our registrar’s website, www.sharevote.co.uk. A proxy need not be a shareholder of the Company but must attend the Meeting to represent a shareholder. Appointment of a proxy will not prevent shareholders from attending and voting at the Meeting. The form of proxy and, if relevant, the power of attorney or other authority under which it is signed, or a certified copy of that power or authority, must be received by Equiniti Limited by 11.00 a.m. on 17 November 2008.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Act (“nominated persons”). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

(3)

CREST members who wish to appoint and/or give instructions to a proxy or proxies through the CREST electronic proxy appointment service may do so through Equiniti Limited (ID RA19) by 11.00 a.m. on 17 November 2008. The time of receipt by Equiniti Limited will be deemed to be the time (as determined by the time stamp applied to the message by the CREST “applications host”) from which Equiniti Limited is able to retrieve the message by enquiry of Euroclear in the manner prescribed by Euroclear. Equiniti Limited may treat as invalid a Euroclear instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(4)

Proxy appointments may be revoked by written notice to Equiniti Limited, FREEPOST SEA 7111, Aspect House, Spencer Road, Lancing, West Sussex BN99 6US, which must be received by 11.00 a.m. on 19 November 2008. Proxy instructions may be amended by notice received by the Company in accordance with the provisions of the Act at any time up to the time of the relevant poll. CREST members may also give instructions to revoke or amend by CREST message but only if the message is received by Equiniti Limited by 10.00 a.m. on 19 November 2008.

(5)

It would be helpful if any shareholder intending to come to the Meeting would remove the attendance card from the form of proxy and bring it to the Meeting. The shareholder will then be asked to produce the attendance card to show that he or she has the right to attend, speak and vote. The card is not transferable and may only be used by the shareholder attending in person. If you are using our website for the appointment of a proxy, you may also use the website to register your intention to attend the Meeting.

(6)

If any shareholder intending to come to the Meeting would like to ask a question, which should relate to the business of the Meeting, they are asked to register it at the question registration desk which will be located in the reception area at the Meeting. To assist with these arrangements shareholders may, if they wish, send us advance notice of their question to gmquestions@lloydstsb.co.uk. If you give us advance notice of your questions, please tell a member of staff at the question registration desk when you arrive at the Meeting.

(7)	Any electronic communication sent by a shareholder to the Company or the registrar that is found to contain a computer virus will not be accepted.

(8)

As at 29 October 2008 (the last practicable date prior to the date of this notice) the total number of shares issued by the Company with rights to vote which are exercisable in all circumstances at general meetings is 5,972,853,501 ordinary shares of 25 pence each, which includes shares represented by American Depositary Receipts.

(9)

In accordance with article 62.1 of the Articles, the Board has determined that holders of limited voting shares shall be entitled to vote in respect of such shares on Ordinary Resolution 1 as set out in the notice of this Meeting only.

(10)	Copies of this notice are available in large print. If you would like a copy in large print, please contact Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA; telephone 0845 600 3579; textphone 0845 602 9376.

(11)

Voting on all resolutions will be decided on a poll. This means that shareholders who attend the Meeting, as well as those who are not able to attend but have sent proxy forms may have their votes taken into account according to the number of shares they hold. Details of the results of the polls will be announced through the stock exchange information service and will appear on our website, www.lloydstsb.com.

This document does not constitute an offer of securities. The ordinary shares (“Consideration Shares”) and American Depositary Receipts (“Consideration ADRs”) proposed to be issued by the Company pursuant to the Acquisition will not be, and are not required to be, registered under the US Securities Act of 1933 (“Securities Act”) in reliance upon the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. The ordinary shares proposed to be issued by the Company pursuant to the Placing and Open Offer Agreement (“Open Offer Shares”) have not been and will not be reigstered under the Securities Act or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The Open Offer Shares will be offered and sold in the United States in a transaction not involving a public offering within the meaning of Section 4(2) of the Securities Act to persons reasonably believed to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act. There will be no public offer of the Consideration Shares, the Consideration ADRs or the Open Offer Shares in the United States. Neither the US Securities and Exchange Commission (“SEC”) nor any other US federal or state securities commission or regulatory authority has approved or disapproved the Consideration Shares, the Consideration ADRs or the Open Offer Shares or passed an opinion on the adequacy of this document. Any representation to the contrary is a criminal offense in the United States. Shareholders who are or become affiliates (within the meaning of the Securities Act) of Lloyds TSB will be subject to timing, manner of sale and volume restrictions on the sale of the Consideration Shares or Consideration ADRs received in connection with the Scheme under the Rule 145(d) of the Securities Act. The Open Offer Shares offered and sold in the United States will constitute “restricted securities” under Rule 144(a)(3) of the Securities Act.

This document includes certain “forward looking statements” with respect to the business, strategy and plans of Lloyds TSB Group and HBOS and their respective expectations relating to the Acquisition and their future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group’s or HBOS’s or their respective management’s beliefs and expectations, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Acquisition, projections or expectations of profit attributable to shareholders, anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Lloyds TSB, HBOS or the combined business following the Acquisition; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Lloyds TSB, HBOS or the combined company following the Acquisition; statements concerning any future UK, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Factors that could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by Lloyds TSB or HBOS or on their behalf include, but are not limited to, general economic conditions in the United Kingdom, the United States or elsewhere; regulatory scrutiny, legal proceedings or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the ability to secure new customers and develop more business from existing customers; the Acquisition not being completed or not being completed as currently envisaged; additional unanticipated costs associated with the Acquisition or the operating of the combined company; or an inability to implement the strategy of the combined company or achieve the Acquisition benefits set out herein. Additional factors that could cause actual results to differ materially from forward looking statements are set out in the most recent annual reports and accounts of the Lloyds TSB Group and HBOS, including Lloyds TSB Group’s most recent annual report on Form 20-F filed with the SEC.